UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1932.
(Amendment No.               )*

AeroCentury Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007737-10-9

(CUSIP Number)

August 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007737-10-9	Page 1 of 5 pages
1.	Names of Reporting Persons Seabreeze Capital Management, LLC I.R.S. Identification No. of Above Persons (Entities Only) 75-3197994
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Newport Beach, California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	126,600
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	126,600
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		126,600
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount In Row (9)		8.2%
12.	Type of Reporting Person		IA

CUSIP No. 007737-10-9	Page 2 of 5 pages

Item1(a).	Name of Issuer:
AeroCentury Corp.
Item1(b).	Address of Issuer’s Principal Executive Offices:
1440 Chapin Avenue, Suite 310 Burlingame, CA 94010
Item2(a).	Name of Persons Filing:
Seabreeze Capital Management, LLC
Item2(b).	Address of Principal Business Office, or if None, Residence:
4750 Von Karman Avenue Newport Beach, CA 92660
Item2(c).	Citizenship:
N/A
Item2(d).	Title of Class of Securities:
Common Stock
Item2(e).	CUSIP Number:
007737-10-9

CUSIP No. 007737-10-9	Page 3 of 5 pages

Item3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	( a )	☐	Broker or dealer registered under Section15 of the Exchange Act (15 U.S.C. 78o).
	( b )	☐	Bank as defined in Section3(a)(6) of the Act (15 U.S.C. 78c).
	( c )	☐	Insurance company as defined in Section3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	( d )	☐	Investment company registered under Section8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	( e )	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	( f )	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	( g )	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	( h )	☐	A savings association as defined in Section3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	( i )	☐	A church plan that is excluded from the definition of an investment company under Section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	( j )	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

CUSIP No. 007737-10-9	Page 4 of 5 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:		126,660
(b)	Percent of class:		8.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	126,600
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	126,600
	(iv)	Shared power to dispose or to direct the disposition of:	0
Item5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.
Item6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item8.	Identification and Classification of Members of the Group.
N/A
Item9.	Notice of Dissolution of Group.
N/A

CUSIP No. 007737-10-9	Page 5 of 5 pages

Item10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to s240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to s240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2006

(Date)

/s/ Russell E. Murdock

(Signature)

Russell E. Murdock / President

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties for whom copies are to be sent.

ATTENTION. INTENTIONAL MISSTATEMENTS; OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).